UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners IV, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100

1.	Names of Reporting Persons. Levine Leichtman Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 3,073,309 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 3,073,309 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,073,309 Shares (See Item 5)
	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
12.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 5)
13.	Type of Reporting Person PN

CUSIP No. 210502 100

1.	Names of Reporting Persons. LLCP Partners IV GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 3,073,309 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 3,073,309 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,073,309 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 5)
14.	Type of Reporting Person OO

CUSIP No. 210502 100

1.	Names of Reporting Persons. Levine Leichtman Capital Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (c) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 3,073,309 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 3,073,309 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,073,309 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 5)
14.	Type of Reporting Person CO

CUSIP No. 210502 100

1.	Names of Reporting Persons. Arthur E. Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (d) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 3,073,309 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 3,073,309 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,073,309 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 210502 100

1.	Names of Reporting Persons. Lauren B. Leichtman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (e) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares
8. Shared Voting Power: 3,073,309 Shares (See Item 5)
9. Sole Dispositive Power: — 0 — Shares
10. Shared Dispositive Power: 3,073,309 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,073,309 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 14.2% (See Item 5)
14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners IV L.P., a Delaware limited partnership (the “Partnership”), LLCP Partners IV GP, LLC, a Delaware limited liability company (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 1 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”).

This Amendment amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on July 9, 2008 (the “Original Schedule 13D”).

The Original Schedule 13D relates to the common stock, no par value per share (“Common Stock”) of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated July 9, 2008, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Original Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4. Purpose of Transaction.

Item 4 of Original Schedule 13D is hereby amended by adding the following to the end of such Item:

On September 16, 2008, the Issuer held a special meeting of shareholders at which the shareholders of the Issuer approved (i) an amendment to the Issuer’s articles of incorporation to increase the number of authorized shares of Common Stock of the Issuer from 30 million to 75 million, and (ii) the future issuance of 1,848,309 shares of Common Stock (subject to adjustment pursuant to anti-dilution provisions) pursuant to the Warrants. As a result of these approvals, the restrictions on the issuance of Common Stock by the Issuer upon exercise of the Warrants were eliminated.

On September 24, 2008, the Issuer requested that the Partnership, as an accommodation to the Issuer, agree to terminate the provisions of each Warrant which permit the Partnership to require the Issuer to repurchase such Warrant for an aggregate cash repurchase price based on the excess of the fair market value of the shares of Common Stock issuable upon exercise of the Warrant over the exercise price of such Warrant (such provisions, the “Put Option Provisions”).

On September 24, 2008, the Issuer and the Partnership entered into (i) an Amendment to Warrant to Purchase 1,500,000 shares of Common Stock (No. LLCP-FMV 1) issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners IV, L.P. (“FMV Warrant Amendment”), and (ii) an Amendment to Warrant to Purchase 275,000 shares of Common Stock (No. LLCP-P 1) issued by Consumer Portfolio Services, Inc. to Levine Leichtman Capital Partners IV, L.P. (“Penny Warrant Amendment”, and collectively with the FMV Warrant Amendment, the “Warrant Amendments”). Pursuant to the Warrant Amendments, the Put Option Provisions terminated as of September 24, 20008.

The Warrant Amendments are attached as Exhibits 99.8 and 99.9 hereto. The description contained in this Item 4 of the Warrant Amendments is qualified in its entirety by reference to the full text of such agreements, the terms of each of which are contained in the exhibits attached hereto and incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of Original Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 3,073,309 shares of Common Stock. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of September 16, 2008, approximately 14.2% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act), assuming that 21,578,012 shares of Common Stock were issued and outstanding as of such date. The 21,578,012 share figure is equal to the sum of 19,729,703 (the number of shares of Common Stock issued and outstanding as of July 28, 2008, as reported by the Issuer in its proxy statement dated August 18, 2008) plus the number of shares of Common Stock issuable upon exercise of the Warrants (i.e., 1,848,309 shares of Common Stock). Pursuant to the terms of the Warrants, the number of shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,073,309 shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,073,309 shares of Common Stock.

By virtue of being the manager of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,073,309 shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,073,309 shares of Common Stock.

(c)	Other than the transactions described above, none of the Reporting Persons has effectuated any transactions in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Original Schedule 13D is hereby amended by adding the following to the end of such Item:

On September 16, 2008, the Issuer held a special meeting of shareholders at which the shareholders of the Issuer approved (i) an amendment to the Issuer’s articles of incorporation to increase the number of the Issuer’s authorized shares of Common Stock from 30 million to 75 million, and (ii) the future issuance of 1,848,309 shares of Common Stock (subject to adjustment pursuant to anti-dilution provisions) pursuant to the Warrants. As a result of these approvals, the restrictions on the issuance of Common Stock by the Issuer upon exercise of the Warrants were eliminated.

On September 24, 2008, the Issuer requested that the Partnership, as an accommodation to the Issuer, agree to terminate the Put Option Provisions. On September 24, 2008, the Issuer and the Partnership entered into the Warrant Amendments. Pursuant to the Warrant Amendments, the Put Option Provisions terminated as of September 24, 2008.

The Warrant Amendments are attached as Exhibits 99.8 and 99.9 hereto. The description contained in this Item 6 of the Warrant Amendments is qualified in its entirety by reference to the full text of such agreements, the terms of each of which are contained in the exhibits attached hereto and incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.8	Amendment to Warrant to Purchase 1,500,000 shares of Common Stock (No. LLCP-FMV 1), effective as of September 24, 2008.

99.9	Amendment to Warrant to Purchase 275,000 shares of Common Stock (No. LLCP-P 1), effective as of September 24, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2008	LEVINE LEICHTMAN CAPITAL PARTNERS IV, L.P.,
a Delaware limited partnership

	By:	LLCP Partners IV GP, LLC,
a Delaware limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its General Partner

			By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LLCP PARTNERS IV GP, LLC,
a Delaware limited liability company

	By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its General Partner

		By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

	By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description
99.8	Amendment to Warrant to Purchase 1,500,000 shares of Common Stock (No. LLCP-FMV 1), effective as of September 24, 2008.

99.9	Amendment to Warrant to Purchase 275,000 shares of Common Stock (No. LLCP-P 1), effective as of September 24, 2008.